FOX ROTHSCHILD LLP

777 Flagler Drive

Suite 1700

West Palm Beach, Florida

33401

November 13, 2019

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Re:

VoiceInterop, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 8, 2019

File No. 333-231420

Ladies and Gentlemen:

On behalf of our client, VoiceInterop, Inc. (the “Company” or “VoiceInterop”), we are responding to the  letter dated November 12, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in respect of the Company’s Amendment No. 3 to its Registration Statement on Form S-1-A filed November 8, 2019 (the “Registration Statement”).   A responsive Amendment No. 4 to the Registration Statement has been field concurrently herewith via EDGAR and has been marked to show changes from the prior filing.

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Amendment No. 3 to Registration Statement on Form S-1 Filed November 8, 2019

Exhibit 5.1, page 1

1.

Refer to the legality opinion filed as Exhibit 5.1.  The legality opinion that you file to satisfy your obligations under Item 601(b)(5) should not assume conclusions of law or material facts that are necessary requirements of the ultimate opinion.  We note the following clauses from the opinion regarding assumptions made:

“the legal capacity of natural persons”

“the due authorization . . . of all documents”

It also appears that the opinion should state that the shares for resale are (not will be) validly issued, fully paid and non-assessable.  Please obtain a new opinion with these revisions.  Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF).

Response:

We have prepared a new opinion letter which (i) removes the clauses which assume (a) the legal capacity of natural persons and (b) the due authorization … of all documents and (ii) provides that the shares issued for resale are validly issued, fully paid and non-assessable.

We note that Staff Legal Bulletin No. 19 (CF) permits us to use an assumption, which is worded as follows: “the persons executing the documents examined by counsel have the legal capacity to execute such documents.”  In our revised opinion, we used this assumption verbatim.

Summary Financial Information, page 22

2.

Please revise your reference to the “fiscal year ended September 30, 2019 (unaudited)” as your summary financial information does not include your unaudited financial results for the period ended September 30, 2019.

Response:

The Company removed the references to the fiscal year ended September 30, 2019.

Unaudited Financial Statements for the Three and Nine Months Ended June 30, 2019 and 2018

Notes to Financial Statements

Note 7 - Subsequent Events, page F-22

3.

We note you disclosed on page 38 that effective November 7, 2019, you had a 1 for 17,819,548 stock split.  Revise all of your share and per share disclosures within your financial statements and throughout your filing to retroactively reflect the impact of the stock split.  Refer to the guidance in ASC 260-10-55-12 and SAB Topic 4:C.

Response:

There was a typographical error in the prior filing. The Company effectuated a 1,000 for 17,819,548 forward stock split.  The Company revised all of its share and per share disclosures within the financial statements and throughout the filing to retroactively reflect the impact of the stock split.

If you have any questions or comments in connection with this matter, please contact Laura Holm at (561) 804-4408.

Very truly yours,

/s/ Laura M. Holm

cc:  Larry Reid